Exhibit 21.1

Subsidiaries of Sundial Growers Inc.

Subsidiary	Jurisdiction of Incorporation

KamCan Products Inc.	British Columbia, Canada

2011296 Alberta Inc.	Alberta, Canada

Sprout Technologies Inc.	Alberta, Canada

Sundial Portugal, Unipessoal LDA	Portugal

Sundial Deutschland GmbH	Germany

Sundial Managing Partner Inc.	Alberta, Canada

Sundial UK Limited	England and Wales

Project Seed Topco Limited	England and Wales

Project Seed Bidco Limited	England and Wales

Bridge Farm Nurseries Limited	England and Wales

Neame Lea Fresh Limited	England and Wales

Neame Lea Marketing Limited	England and Wales

Neame Lea Nursery Limited	England and Wales